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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K
(Mark One)
[X]  Annual  Report Pursuant to Section 15(d) of the Securities  Exchange
Act of 1934
For the fiscal year ended January 31, 1998.
                                   or
[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

                      Commission file number 1-6991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       WAL-MART PUERTO RICO, INC., 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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                          WAL-MART STORES, INC.
                       702 Southwest Eighth Street
                       Bentonville, Arkansas  72716

                       Wal-Mart Puerto Rico, Inc.
                     401(k) Retirement Savings Plan

                          Financial Statements

                       Year ended January 31, 1998


                            TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

FINANCIAL STATEMENTS

    Statement of Net Assets Available for Benefits--January 31, 1998

    Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended January 31, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

Schedules of Assets Held for Investment Purposes and Reportable
Transactions are not presented because there were no such items.


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                     Report of Independent Auditors

The Administrative Committee of the
 Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan as of January 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1998, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.


June 19, 1998
Tulsa, Oklahoma

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                       Wal-Mart Puerto Rico, Inc.
                     401(k) Retirement Savings Plan

             Statement of Net Assets Available for Benefits

                            January 31, 1998


Assets
Employer contribution receivable                   $598,315
Net assets available for benefits                  $598,315

See accompanying notes.


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                       Wal-Mart Puerto Rico, Inc.
                     401(k) Retirement Savings Plan

        Statement of Changes in Net Assets Available for Benefits

                       Year ended January 31, 1998

Additions to net assets attributed to
Company contribution                                $598,315
Net increase in net assets available for benefits    598,315

Net assets available for benefits:
Beginning of year                                          -
End of year                                         $598,315

See accompanying notes.

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                       Wal-Mart Puerto Rico, Inc.
                     401(k) Retirement Savings Plan

                      Notes to Financial Statements

                            January 31, 1998

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on January 31, 1998. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Income Tax Act of 1954 ("PRITA"), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statue or regulation, Wal-Mart Puerto Rico, Inc. ("Wal-Mart" or the "Company") reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997. All associates of the Company who are not covered by a plan of a related company and have completed at least 1,000 hours of service in a consecutive 12-month period are eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of PRITA and ERISA.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Plan's Administrative Committee of the Company ("Administrative Committee").

The trustee function of the Plan is performed by Banco Popular de Puerto Rico ("Trustee"). The Trustee receives and holds contributions made to the Plan in trust and invests those contributions according to the policies established by the Administrative Committee. The Trustee makes payouts from the Plan in accordance with the Plan document.

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Contributions

All eligible associates participate in the Plan and may elect to contribute from 1% to 10% of their eligible wages. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company's contribution if they meet certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year (January 31).

At the end of each Plan year, Wal-Mart's contribution (if any) will be determined for that Plan year. The Company's contribution for each associate will be a percentage of the associate's eligible wages for the Plan year. Wal-Mart's contribution is discretionary and can vary from year to year. Such contributions are subject to certain limitations in accordance with provisions of PRITA.

Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution to the Plan made on the associate's behalf, and (b) an allocation, as defined, of Plan earnings. The benefit to which a participant is entitled from the Plan is dependent on the amount in the participant's vested account. The effective date on which participants could make contributions was February 1, 1998.

Company contributions to the Plan are invested in accordance with the investment elections made by each participant for deposit in his or her account.

Vesting

Participants are immediately vested in all contributions to their accounts, plus actual earnings thereon.

Payment of Benefits and Withdrawals

The  normal  form  of  payment upon a participant's separation  from  the
Company is a lump-sum payment in cash for the balance of the participant's account. Participants may also elect to receive a single lump-sum payment in whole shares of Company stock, with partial or fractional shares paid in cash, to the extent the participant's account is invested in Company stock. To the extent the participant's account is not invested in Company stock, the account balance will automatically be distributed in cash. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement arrangement upon separation from the Company. The

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Plan  permits withdrawals of participants' salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship, as defined by the Internal Revenue Service ("IRS").

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan by giving written notice, subject to the provisions of ERISA and PRITA. In the event of a complete or partial termination of this Plan or a complete discontinuance of contributions to it, the accounts of the participants shall be fully and immediately vested and nonforfeitable. The Trust shall remain in effect (unless it is specifically terminated) and the Trust assets shall be administered in the manner provided by the terms of the Trust and distributed as soon as administratively feasible.

Income Tax Status

The  Plan  is  currently  in  the process of  applying  to  the  Treasury
Department of Puerto Rico for qualification of the Plan. If such qualification is granted, the related trust would not be subject to tax under present income tax law. The Plan administrator is not aware of any cause of action or series of events that have occurred that might adversely affect the Plan's qualification in accordance with PRITA.

Year 2000 Issue (unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on Plan operations.

Investment Options

Participant investment choices include five core funds, three investment models and Wal-Mart stock. The associate may change his or her selections at any time throughout the year.

The five core funds are:

     Merrill  Lynch  Retirement  Preservation  Trust  (Stable  Value
     Fund)-A common collective trust that seeks to preserve principal by investing mainly in a wide variety of guaranteed investment contracts and in obligations of U.S. government and U.S. government agency securities.

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     PIMCO  Total Return Fund (Fixed Income Bond Fund)-A  registered investment company that seeks to provide income in the form of interest and dividends.

     Merrill Lynch Equity Index Trust (Large Company Stock Fund)- A common collective trust that seeks to approximate the S&P 500 Index by investing in stocks of larger companies that make up the S&P 500.

     Putnam New Opportunities Fund (Mid-Sized Company Stock Fund)- A registered investment company that seeks to provide growth by investing in stocks of mid-sized companies.

     Ivy International Fund (International Stock Fund)- A registered investment company that seeks to provide growth by investing in stocks of international companies.

In addition to the core funds, the Plan participant may select from three investment models, which are comprised of a combination of the core funds. The investment models are as follows:

     Conservative to Moderate Investment Model-This model invests 40% of its assets in the stock funds, 50% in the bond fund, and 10% in the Stable Value Fund.

     Moderate Investment Model-This model invests 70% of its assets in the stock funds, 25% in the bond fund, and 5% in the Stable Value Fund.

     Aggressive Investment Model- This model invests 80% of its assets in the stock funds, 10% in the bond fund, and 10% in the Stable Value Fund.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of the financial statements in conformity with generally accepted accounting principals requires Plan management to use estimates and assumptions that affect the accompanying financial statements and notes. Actual results could differ from these estimates.

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                               SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        WAL-MART PUERTO RICO, INC.,
                        401(k) RETIREMENT SAVINGS PLAN


Date:  July 30, 1998          /s/ Debbie Davis-Campbell
                                  Debbie Davis-Campbell
                                  Administrative Committee